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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             TJ International, Inc.
                           (Name of Subject Company)

                             TJ International, Inc.
                       (Name of Person Filing Statement)

                               ----------------

                         Common Stock, $1.00 Par Value
           (including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                               ----------------

                            872534102 (Common Stock)
                     (CUSIP Number of Class of Securities)

                               ----------------

                                RICHARD B. DRURY
                              Corporate Secretary
                             TJ International, Inc.
                             200 East Mallard Drive
                               Boise, Idaho 83706
                                 (208) 364-3300
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                               ----------------

                                    Copy to:
                              David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

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Item 1. Security and Subject Company.

   The name of the subject company is TJ International, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 200 East Mallard Drive, Boise, Idaho 83706. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $1.00 per share ("Common Stock"), and the associated preferred share purchase rights (the "Rights") issued pursuant to the Company's Rights Agreement, dated as of August 26, 1999, between the Company and First Chicago Trust Company of New York, as rights agent. The tender offer described in Item 2 of this Statement is also for the Company's ESOP Convertible Preferred Stock, par value $1.00 per share ("Preferred Stock" and, together with Common Stock, "Capital Stock"), and each share of Preferred Stock generally is convertible into one share of Common Stock. Preferred Stock is held by the trustee for the employee stock ownership plan portion of the Company's Investment Plan, and Preferred Stock is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Statement relates only to Preferred Stock to the extent it is converted into Common Stock pursuant to its terms.

Item 2. Tender Offer of the Bidder.

   This Statement relates to the tender offer by WTJ, Inc. (the "Purchaser"), which is a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding (i) shares of Common Stock ("Common Shares"), and associated Rights, at a price per Common Share of $42, and (ii) shares of Preferred Stock ("Preferred Shares" and, together with Common Shares, "Shares") at a price per Preferred Share of $42, in each case, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 1999, and in the related Letter of Transmittal (which, together with amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on
Schedule 14D-1, dated November 30, 1999 (the "Schedule 14D-1"), as filed with the Securities and Exchange Commission (the "Commission"). The Offer is being implemented pursuant to the Agreement and Plan of Merger, dated as of November 23, 1999, among Weyerhaeuser, the Purchaser and the Company (the "Merger Agreement") providing for a tender offer, which is to be followed by the merger of the Purchaser into the Company (the "Merger"), with the Company as the surviving corporation of the Merger becoming a wholly owned subsidiary of Weyerhaeuser. The Offer to Purchase states that the principal executive offices of the Purchaser and Weyerhaeuser are located at 33663 Weyerhaeuser Way South, Federal Way, Washington 98003.

Item 3. Identity and Background.

   (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

   (b) On November 23, 1999, the Company, the Purchaser and Weyerhaeuser entered into the Merger Agreement which provides, among other things, for the price to be paid pursuant to the Offer to be $42 per Share, net to the seller in cash without interest thereon, and, subject to certain conditions, for the Merger following consummation of the Offer. In the Merger, each issued and outstanding Common Share (other than Common Shares held by Weyerhaeuser, the Purchaser, any subsidiary of Weyerhaeuser other than the Purchaser, in the treasury of the Company or by any subsidiary of the Company, and Common Shares held by stockholders, if any, who perfect their dissenters' rights under Delaware law, but including each Common Share issued upon the automatic conversion of Preferred Shares pursuant to their terms immediately prior to the effective time of the Merger) will be converted into the right to receive the Offer Price in cash.

   The Merger Agreement also provides, among other things, that if the Merger Agreement is terminated under certain circumstances involving a withdrawal, modification or change of recommendation of the Board of Directors of the Company (the "Company Board") with respect to the Offer, or termination of the Merger Agreement by the Company if the Company Board approves and pursues an alternative transaction involving the Company (subject to the limitations set forth in the Merger Agreement), the Company will be required to pay Weyerhaeuser a termination fee of up to $25,000,000.

   A description of the Merger Agreement is contained in Section 12 of the Offer to Purchase, dated November 30, 1999, which is filed as Exhibit 1 to the
Schedule 14D-9 and which description is incorporated herein by reference. The Offer to Purchase is being mailed to the Company's stockholders together with this Statement. Such description is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

   Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described in Annex A to this Statement, which description is incorporated herein by reference.

   The Company has a Severance Pay Plan that provides for severance benefits to employees (other than the executive officers) who are terminated in certain circumstances. The amount of the benefit is a specified number of weeks' pay, depending upon how long the terminated employee has worked for the Company. In connection with entering into the Merger Agreement, Weyerhaeuser and the Company agreed to amend the severance pay formula under the Company's Severance Pay Plan so that the severance payable to participants who become entitled to severance under the Company's Severance Pay Plan as a result of termination of employment after the purchase of Shares in the Offer will be increased by eight weeks.

Item 4. The Solicitation or Recommendation.

   (a) and (b) Background; Recommendation of the Company Board; Reasons. On September 30, 1991, the Company entered into the Limited Partnership Agreement, as amended (the "Partnership Agreement"), with MacMillan Bloedel of America, Inc. ("MBA"). Under the Partnership Agreement, Trus Joist MacMillan A Limited Partnership, a Delaware limited partnership (the "Partnership") was formed. Substantially all of the current business of the Company is conducted through the Partnership. The Company contributed its North American engineered lumber products business to the Partnership in exchange for general and limited partnership interests representing a 51% interest in the Partnership issued to the Company. MBA, a wholly owned subsidiary of MacMillan Bloedel Limited, a corporation existing under the laws of Canada ("MB"), contributed all of its and MB's North American engineered lumber technology and manufacturing facilities, and entered into a long-term distribution arrangement, in exchange for a 49% limited partnership interest in the Partnership issued to MBA.

   On September 27, 1997, W. Thomas Stephens became the President and Chief Executive Officer of MB, succeeding Robert Findlay, who retired; Mr. Findlay, who also was on the Company Board, resigned thereafter from the Company Board and was not replaced. Subsequently, from time to time, Mr. Stephens and Thomas
H. Denig, President and Chief Executive Officer of the Company, had discussions regarding possible alternatives for the Partnership, although the Company continually expressed its preference for maintaining the Partnership in its current form.

   On June 11, 1999, Mr. William R. Corbin, Executive Vice President of Weyerhaeuser, and Mr. Keith Purchase, Executive Vice President and Chief Operating Officer of MB, met with Mr. Denig to inform him that Weyerhaeuser was pursuing a transaction with MB that, if completed, would result in MB becoming a wholly owned subsidiary of Weyerhaeuser (the "MB Transaction"). At this meeting, Mr. Purchase proposed that the Company waive any right that it might have to purchase MBA's 49% interest in the Partnership as a result of the MB Transaction.

   On June 13 and June 14, 1999, Mr. Steven R. Rogel, President and Chief Executive Officer of Weyerhaeuser, and Mr. Denig had telephone conversations regarding the anticipated MB Transaction and its potential impact on the Partnership. Mr. Denig stated that the Company had retained financial and legal advisors to assist the Company in analyzing its options in light of the proposed MB Transaction. Mr. Rogel stated that Weyerhaeuser did not believe that the consummation of the MB Transaction would give rise to any rights of the Company under the Partnership Agreement. Mr. Denig, however, stated that the Company believed that the MB Transaction would give the Company the rights provided in the Partnership Agreement upon a change of control of a partner, including the right to purchase MBA's interest in the Partnership. Messrs. Rogel and Denig agreed that they should arrange meetings with other senior officers of their respective companies to

                                       2
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discuss the future of the Partnership after the MB Transaction. Mr. Denig suggested that the two companies enter into a confidentiality and standstill agreement before discussing the various options that might be available and sent a form of agreement to Mr. Rogel on June 14, 1999. This confidentiality and standstill agreement was never executed by Weyerhaeuser.

   Following the June 14, 1999 telephone conversation between Messrs. Rogel and Denig, there were conversations between Goldman, Sachs & Co. ("Goldman Sachs"), the Company's financial advisor, and Morgan Stanley & Co. ("Morgan Stanley"), Weyerhaeuser's financial advisor regarding these matters.

   Messrs. Rogel and Denig spoke again by telephone on June 17, 1999 regarding the conversations between the financial advisors to the two companies and the confidentiality and standstill agreement proposed by the Company. Mr. Rogel stated that Weyerhaeuser was not willing to enter into such a confidentiality and standstill agreement. Mr. Denig stated that, after consulting with members of the Company Board, he did not believe that consolidation with Weyerhaeuser was the Company's preferred alternative, but that he would take any compelling proposal by Weyerhaeuser to acquire the Company to the Company Board for consideration. In addition, Mr. Denig indicated that, absent such a transaction, the Company would determine what alternatives to pursue under the Partnership Agreement.

   On June 20, 1999, Weyerhaeuser, an indirect wholly owned subsidiary of Weyerhaeuser and MB entered into a merger agreement (the "MB Agreement") providing for the MB Transaction. On June 21, 1999, the proposed MB Transaction was publicly announced by Weyerhaeuser and MB.

   Later on June 21, 1999, the Company issued a press release announcing that it was evaluating its options in light of the announcement of the MB Transaction. In its press release, the Company indicated that, under the terms of the Partnership Agreement, the Company had certain rights upon a change of control of MBA. The Company noted that it believed that the MB Transaction triggered those rights and that, if those rights were triggered, the Company would have the right to purchase MBA's 49% interest in the Partnership without a takeover premium, or have the right to sell the Company's 51% interest to Weyerhaeuser as the acquirer of MB with a takeover premium. The Company also noted that it also could allow Weyerhaeuser to assume MB's rights and obligations under the Partnership Agreement and that it was evaluating its options under the Partnership Agreement and otherwise in order to determine the most advantageous option for its stockholders, associates, customers and suppliers.

   On July 7, 1999, Messrs. Rogel and Denig met in Seattle, Washington, with Mr. Corbin and Mr. Jody B. Olson, Vice President of the Company, to discuss the future of the Partnership, strategies for growth of the Partnership's business, and the future relationships between the Company, Weyerhaeuser and MB. Mr. Denig stated that, although the Company was still reviewing its alternatives and no decision had been reached, in his view there were three viable alternatives for the Company: the Company would purchase MBA's 49% Partnership interest, Weyerhaeuser would acquire the Company, or MBA would agree to significantly reduce its interest in the Partnership and relinquish certain rights under the Partnership Agreement.

   On July 22, 1999, Messrs. Rogel, Denig and Olson and Mr. William C. Stivers, Executive Vice President and Chief Financial Officer of Weyerhaeuser, met in Seattle, Washington. The Weyerhaeuser representatives stated that an acquisition of the Company was Weyerhaeuser's strongly preferred alternative and indicated that Weyerhaeuser was considering a purchase price for all outstanding Shares in the mid-$30's range. The Weyerhaeuser representatives indicated that, although Weyerhaeuser preferred a cash transaction, it would be willing to consider a tax-deferred transaction with the Company involving Weyerhaeuser stock. At this meeting, in addition to discussing other alternatives, Messrs. Denig and Olson proposed a structure in which the Company would acquire MBA's Partnership interest on a tax-advantaged basis to Weyerhaeuser. Subsequent to this meeting, representatives of the Company and Weyerhaeuser and their respective financial, legal and tax advisors had discussions regarding the alternative proposed by Messrs. Denig and Olson for the Company to acquire MBA's Partnership interest on a tax-advantaged basis, and, subsequently, Morgan Stanley informed Goldman Sachs that Weyerhaeuser had no interest in pursuing such a transaction.

                                       3
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   On September 3, 1999, Messrs. Rogel and Corbin met with Messrs. Denig and
Olson in Boise, Idaho. Mr. Rogel stated that Weyerhaeuser did not agree with the Company's assessment of alternatives available to the parties and stated that continuation of the Partnership in its current form also should be considered. They again stated that Weyerhaeuser did not agree that the Company would have an option to purchase MBA's Partnership interest as a result of the MB Transaction. Mr. Rogel emphasized the strategic importance to Weyerhaeuser of the engineered wood products business and stated that Weyerhaeuser would be prepared to offer $36 per Share to acquire all the outstanding Shares of the Company. Mr. Denig stated that he did not view that offer as compelling compared to the other alternatives he believed were available to the Company, and suggested that the respective financial advisors to the two companies meet to discuss the business and operational assumptions underlying their respective valuations of the Company. Mr. Denig also indicated that the Company would continue to work on the alternative of exercising its rights under the Partnership Agreement to acquire MBA's Partnership interest, but that he did not believe that the continuation of the Partnership in its current form following consummation of the MB Transaction would be an acceptable alternative for the Company and its stockholders, given Weyerhaeuser's potential influence on the Company in such a circumstance.

   On September 21 and October 1, 1999, the financial advisors to the Company and the financial advisors to Weyerhaeuser met to discuss their respective views on valuation. During this period, Goldman Sachs advised Morgan Stanley that the Company did not intend to pursue a transaction at $36 per Share in light of its other alternatives. On October 11, 1999, Morgan Stanley advised Goldman Sachs in a telephone call that Weyerhaeuser did not intend to discuss any changes in its proposal to acquire the Company until it received the Company's view as to an appropriate acquisition price. Morgan Stanley further stated that Weyerhaeuser wished to wait until after the MB Transaction was consummated to pursue any further discussions with the Company. In a telephone conversation with Mr. Denig on October 19, 1999, Mr. Rogel reiterated these statements.

   During this period, the financial advisors to the Company and the financial advisors to Weyerhaueser continued to discuss valuation issues and the Company and its advisors continued to review the alternatives the Company believed were available under the Partnership Agreement and continued to focus on exercising the right under the Partnership Agreement to buy out MBA's Partnership interest following consummation of the MB Transaction. In addition, the Company contacted and engaged in discussions with potential financing sources that could assist the Company in exercising its purchase right under the Partnership Agreement. In mid-October, the Company's management and financial and legal advisors updated the Company Board as to the status of discussions between the Company and Weyerhaeuser and discussed other alternatives available to the Company. On October 19, 1999, when the Company announced its third quarter earnings and noted that Weyerhaeuser's acquisition of MB was scheduled to close in early November 1999, the Company stated that it was in the final stages of evaluating its options under the Partnership Agreement and otherwise in order to determine the most advantageous option for the Company's shareholders, associates, customers, and suppliers and that it intended to disclose its plans for the Partnership in mid-November 1999.

   The MB Transaction was consummated on November 1, 1999. On the evening of November 1, 1999, Messrs. Stivers, Rogel and Corbin met with Messrs. Denig and Olson and Ms. Valerie A. Heusinkveld, Vice President and Chief Financial Officer of the Company, in Seattle, Washington. At this meeting, the Company representatives discussed certain of the assumptions underlying Weyerhaeuser's $36 per Share proposal. The Company's representatives presented reasons why they believed a higher price was justified for the Shares. At the end of this meeting, Messrs. Rogel and Denig met separately and Mr. Rogel proposed a $40 per Share price to acquire the Company. Mr. Denig indicated that he would not be willing to support such a proposal.

   On November 3, 1999, Mr. Denig invited Mr. Rogel to visit the Company's Deerwood, Minnesota facility the following weekend in order to show the potential value of a transaction. On November 7, 1999, during the visit to the Deerwood, Minnesota facility, Messrs. Rogel and Denig again discussed the acquisition of the

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Company by Weyerhaeuser, and Mr. Denig indicated that he might be prepared to support a transaction at $43 per Share. Mr. Rogel indicated that Weyerhaeuser was not prepared to increase its price above $40 per Share, although it would be willing to consider using consideration consisting of 50% Weyerhaeuser stock and 50% cash in lieu of an all-cash transaction. Mr. Denig also indicated that the Company Board would be meeting on November 11, 1999 and that he would inform the Company Board of his most recent discussions with Mr. Rogel.

   On November 10, 1999, Mr. Rogel sent the following letter to Mr. Denig:

   Mr. Tom Denig
   TJ International
   200 East Mallard Drive
   Boise, ID 83706

   Dear Tom:

  Following our recent discussions regarding the combination of TJ International (TJI) and Weyerhaeuser Company (Weyerhaeuser), I wanted to reemphasize, on behalf of Weyerhaeuser and its board of directors, our strong interest in pursuing a transaction between our two companies. We believe that the combination of our companies is mutually beneficial for all of our shareholders. As we discussed, in order to avoid any miscommunication, I felt it important to commit to paper the proposal we are making.

  After carefully considering all of the information discussed in our various meetings and taking into account all of the potential synergies and operating improvements that are realistically achievable, we propose to purchase TJI for cash at a price of $40.00 for each share of TJI common stock. Alternatively, as you have indicated a preference for a stock component, we also would consider a transaction with one-half of the consideration in cash and one-half in Weyerhaeuser common stock. This alternative transaction would be structured as a cash tender at $40.00 for half of the outstanding TJI common stock followed by a second step merger of 0.6375 shares of Weyerhaeuser common stock for each remaining share of TJI common stock, based on Weyerhaeuser's closing price yesterday of $62.75. This proposal assumes there are approximately 18.3 million shares of TJI common stock outstanding on a fully diluted basis.

  We believe this offer creates superior value for your shareholders versus other options available to TJI. This significant premium we are offering represents an upfront payment to your shareholders for the synergies and operating improvements we expect to achieve. Our proposal represents a 30% premium to the closing price of TJI common stock on November 9, 1999, and a 50% premium to TJI's stock price before the announcement of our merger with Macmillan Bloedel. In addition, our offer represents substantial premiums of 50%, 52% and 81% to TJI's l-, 2- and 5-year average stock prices, respectively, as well as a meaningful premium to the long-term price targets of research analysts who cover TJI. In addition to the premium, if a component of Weyerhaeuser common stock is included, TJI shareholders would have a tax-deferred transaction on the stock received, a currency with significant liquidity, and an enhanced dividend with pickup of more than 130%. TJI shareholders who choose to receive common stock will also benefit from the substantial upside in Weyerhaeuser common stock as we realize benefits from the pulp and paper cycle as well as the benefits from our recent merger with MacMillan Bloedel and a combination with TJI.

  In analyzing your business, we have adopted an aggressive view of the future prospects for engineered wood products and TJI's position in the market. We have projected operating parameters that exceed TJI's historical performance. Given the strategic alliance between Weyerhaeuser and TJI signed in 1993 and the close working relationship between our two companies, we believe we have fully accounted for all potential synergies. Furthermore, now that we have completed our transaction with MacMillan Bloedel, Weyerhaeuser is responsible for distributing and providing in-market support for products generating over

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  60% of your revenues, a system that would be time consuming and difficult to replicate. For these and other reasons, we are convinced that a combination of TJI and Weyerhaeuser will generate the highest value for TJI shareholders relative to any other alternative.

  As we indicated in recent meetings, and you and I discussed this past Monday, this price reflects our full valuation of TJI and is not negotiable. We are willing to proceed at this price only if we can achieve a prompt, negotiated transaction. We are prepared to negotiate a definitive merger agreement with you and to commence a tender offer quickly. To that end we are in position to promptly deliver the merger agreement once we hear back affirmatively from you after your board meeting. We could concurrently commence our confirmatory due diligence process which we expect could be completed within one week with your full cooperation. As part of the agreement, we will require the strong and full commitment of insiders to this transaction, customary no-shop provisions and a break-up fee of $30 million. We anticipate the transaction will be subject only to customary closing conditions, including regulatory approvals and clearances.

  Given the significance to TJI of our proposal, the premium to TJI's recent and historical trading prices and the strategic alternatives available to TJI, we expect that our proposal will be carefully considered by the TJI board.

   We look forward to hearing from you shortly.

                                  Very truly yours,

                                  /s/ Steven R. Rogel
                                  Steven R. Rogel
                                  Chairman, President & CEO

   At a meeting of the Company Board on November 11, 1999, the Company Board discussed with the Company's management and financial and legal advisors the proposal made by Weyerhaeuser, as well as possible alternatives to a transaction with Weyerhaeuser, including exercising the Company's rights under the Partnership Agreement to acquire MBA's Partnership interest. The Company Board agreed to continue discussions with Weyerhaeuser, as well as to continue its pursuit of other alternatives under the Partnership Agreement. Following the conclusion of the meeting of the Company Board, two outside directors selected by the Company Board (Dan R. Nelson and J. L. Scott) contacted Mr. Rogel to indicate that, if Weyerhaeuser was prepared to increase the price in its proposal to $42 per Share, in their view this price would have the support of the Company Board; these directors did not discuss any of the other conditions set forth in the Weyerhaeuser letter, dated November 10, 1999.

   On November 12, 1999, Mr. Rogel called Mr. Scott to advise him that he would discuss a $42 per Share price with the Board of Directors of Weyerhaeuser on November 15, 1999 and that he would be in a position to respond on November 16, 1999. Mr. Rogel stated that any increase by Weyerhaeuser above its proposed price of $40 per Share would have to be on an all-cash basis.

   On November 15, 1999, the Board of Directors of Weyerhaeuser approved a cash offer price of $42 per Share.

   On November 16, 1999, Mr. Rogel called Mr. Scott and stated that Weyerhaeuser was willing to offer $42 per Share in an all-cash transaction. Mr. Rogel then called Mr. Denig and confirmed Weyerhaeuser's willingness to proceed with a transaction on this basis.

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   Later on November 16, 1999, Mr. Rogel sent the following letter to Mr.
Denig:

   Mr. Tom Denig
   TJ International
   200 East Mallard Drive
   Boise, ID 83706

   Dear Tom:

  Following up on my conversation earlier today with Joe Scott, I wanted to reemphasize Weyerhaeuser Company's strong interest in pursuing a combination with TJ International (TJI). The Weyerhaeuser Company (Weyerhaeuser) board has unanimously authorized me to pursue a transaction between our two companies and is convinced that the union would further strengthen our combined leadership position in the engineered wood products market.

  After thorough consideration and based on the terms outlined below, we have agreed to meet your price for TJI of $42.00 per share, payable solely in cash. As we discussed on the phone this morning, this meets the price you provided me to receive strong and unanimous board support for a cash transaction on the terms we have proposed. We believe this represents an extremely compelling transaction for your shareholders based on its substantial premium to TJI's recent and historical share price.

  The transaction would be structured as a cash tender offer for all of the outstanding common and preferred shares, followed by a second step merger for the remaining shares. In order to move quickly to completion, the Weyerhaeuser team is in place and prepared to commence confirmatory due diligence immediately. We would expect that with TJI's full cooperation a definitive agreement could be signed and announced next Monday as you suggested.

  In consideration for increasing our bid to $42.00 per share, Weyerhaeuser expects to receive the following terms (all of which are detailed in the draft merger agreement):

  . Strong support from TJI's insiders including shareholder agreements locking up insider shares;

  .  A break-up fee of $30 million payable under customary circumstances;

  .  A customary no-shop provision; and

  . A waiver of any buy/sell rights TJI may have under the Partnership Agreement as a result of the MacMillan-Bloedel transaction.

  An important reason why our Board is willing to increase the price to $42.00 per share is the ability to complete the tender offer and merger in approximately six weeks versus the several month process to complete the second step merger if a stockholder vote is required. In order to ensure the acquisition of 90% of each class of TJI's stock, the draft merger agreement will require a "share top up" provision. In addition, we will need to obtain and review a copy of TJI's ESOP Plan, which is not publicly available. Furthermore we expect full cooperation from TJI in structuring the transaction so that the ESOP and the ESOP convertible preferred stock does not limit our ability to use the "short form" merger procedure.

  As soon as we have confirmation from you following your Board meeting this morning, we will deliver a draft merger agreement. We believe it is in the best interests of both our companies for our discussions to be kept on a strictly confidential basis.

  We have been impressed by the strength of the management team and the significant steps you have taken to position the company for future growth. We are excited about the prospects of acquiring such an outstanding company with strong brand and product recognition. I believe a combination of TJI and Weyerhaeuser will create the leading engineered wood products company in the world.

                                  Very truly yours,

                                  /s/ Steven R. Rogel
                                  Steven R. Rogel
                                  Chairman, President & CEO

   At a meeting of the Company Board held on November 16, 1999, following its review of various alternatives and the November 16, 1999 letter from Weyerhaeuser with the Company's management and the Company's financial and legal advisors, the Company Board instructed Mr. Denig, senior management, and the Company's financial and legal advisors, to proceed with negotiations with Weyerhaeuser, but indicated that certain of the conditions stipulated by Weyerhaeuser, which included a $30,000,000 break-up fee, lock-up agreements with certain inside stockholders and waiver of the Company's right to repurchase MBA's Partnership interest, needed to be further negotiated, and were, as a whole, unacceptable to the Company Board. In addition, the Company Board indicated that, if the Company was going to permit Weyerhaeuser to undertake due diligence, Weyerhaeuser would need to enter into a customary form of confidentiality agreement. Subsequent to the November 16, 1999 meeting of the Company Board, Mr. Denig informed Mr. Rogel that the Company was prepared to proceed with negotiation of a transaction at $42 per Share, assuming that the parties could agree to a mutually acceptable merger agreement.

   Later that evening, Weyerhaeuser and the Company entered into a confidentiality agreement covering nonpublic information to be provided to Weyerhaeuser by the Company beginning on November 17, 1999. This confidentiality agreement did not contain any standstill provisions restricting a unilateral offer by Weyerhaeuser. A copy of such confidentiality agreement is filed as Exhibit 3 to this Statement.

   On November 16, 1999, counsel to Weyerhaeuser provided counsel to the Company with a draft form of merger agreement. During the period from November 17 until November 23, 1999, representatives of Weyerhaeuser and the Company and their respective financial and legal advisors negotiated the terms of the merger agreement, and Weyerhaeuser held meetings on November 17 and 18, 1999 in Boise, Idaho to conduct a due diligence investigation of the Company.

   On November 22, 1999, the Company Board held a special meeting to consider the proposed acquisition of the Company by Weyerhaeuser. (From November 11, 1999 through November 22, 1999, the Company Board met seven times with the Company's management and its advisors.) At the meeting on November 22, 1999 Mr. Denig and the Company's senior management reviewed the status of the proposed transaction with Weyerhaeuser and discussed with the directors of the Company management's views regarding the proposed transaction, representatives of Goldman Sachs made a financial presentation concerning the proposed transaction, the Company's legal advisors outlined the terms of the proposed transaction, and the Company Board and its advisors discussed the proposed transaction with Weyerhaeuser and alternatives thereto. At this meeting, Goldman Sachs delivered its oral opinion to the Company Board that, as of such date, subject to finalization of definitive documentation, and based upon and subject to assumptions made, matters considered and limitations in connection with the opinion, the $42 per Common Share in cash proposed to be paid by the Purchaser in the Offer and the Merger to the holders of Common Shares was fair from a financial point of view to such holders. Goldman Sachs subsequently delivered its written opinion dated November 23, 1999. The entire text of the opinion of Goldman Sachs provided to the Company Board regarding the Offer and the Merger, which sets forth assumptions made, matters considered and limitations in connection with such opinion, is attached as Annex B to this Statement, and the Company stockholders are urged to read such opinion in its entirety. At the special meeting, the Company Board approved and adopted the Merger

Agreement and the related transactions by unanimous vote, determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were fair to the Company and its stockholders from a financial point of view, and also declared the Merger Agreement to be advisable. THE COMPANY BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. The Company Board also recommends that the Company's stockholders vote to adopt the Merger Agreement to the extent required by applicable law. A copy of the letter to the Company's stockholders communicating the Company Board's recommendation and the joint press release issued by the Company and Weyerhaeuser on November 23, 1999, are filed as Exhibits 4 and 5 to this Statement and are incorporated herein by reference.

   At the November 22, 1999 meeting of the Company Board, the Company Board also approved the Offer and the Merger for the purposes of rendering Section 203 of the Delaware General Corporation Law and Article Tenth of the Company Certificate of Incorporation, as amended (the "Company's Certificate") inapplicable (A) to Weyerhaeuser and the Purchaser solely by reason of their entering into the Merger Agreement or consummating the Offer or the Merger or the grant or exercise of an option (the "Option") (which the Company granted to the Purchaser pursuant to the Merger Agreement to allow the Purchaser (following consummation of the Offer) to purchase for a price of $42 per Common Share in cash a number of Common Shares equal to the number of Common Shares that, when added to the number of Common Shares owned by Weyerhaeuser and the Purchaser immediately prior to its exercise of the Option, would result in the Purchaser owning 90% of the then-outstanding Common Shares); and (B) to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Company Board further approved and adopted an amendment to the Rights Agreement, filed as Exhibit 7 to this Statement, providing for, among other things, changes to the definition of the terms "Acquiring Person," "Share Acquisition Date," and "Distribution Date," and a change in the final expiration date, and in doing so ensured that the Rights Agreement will not be applicable to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and providing for expiration of the Rights Agreement immediately prior to the Merger.

   In reaching the conclusions and recommendations described above, the Company Board considered a number of factors, including, without limitation, the following:

     (i) The terms and conditions of the Offer, the Merger and the Merger Agreement, including the price to be paid in the Offer and the Merger, and the fact that, although the Offer could be consummated as early as the end of December of 1999, Weyerhaeuser had agreed to consummate the Offer as early as the first week of January 2000 if all of the conditions to the Offer were satisfied;

     (ii) The terms of the Partnership Agreement, and the various alternatives available to the Company under the terms of the Partnership Agreement and otherwise. The Company and the Company Board believed that consummation of the MB Transaction by Weyerhaeuser constituted an "Event of Default" under the Partnership Agreement and evaluated the Company's alternatives accordingly, although the Company and the Company Board recognized that Weyerhaeuser could contest such belief and engage in litigation that could delay the Company's ability to assert its rights under the Partnership Agreement;

     (iii) The fact that, following Weyerhaeuser's acquisition of MB, Weyerhaeuser was the Partnership's largest customer, responsible for more than 60% of the Company's annual revenues;

     (iv) The potential disruption of the Partnership by Weyerhaeuser (and the effect of such disruption on the Company) should Weyerhaeuser use any of its rights under the Partnership Agreement to frustrate the Company's intentions for the Partnership, and the possibility that, over time, Weyerhaeuser might on its own enter into businesses directly competitive with the Company;

     (v) The fact that, under the terms of the Merger Agreement, a third party interested in pursuing a transaction with the Company would have the certainty of being able to acquire MBA's 49% interest in the Partnership for $700,000,000 (approximately equivalent to the price of $42 per Share), if such third party were willing to pay more for the Company than Weyerhaeuser was willing to pay, as opposed to the uncertain price that would need to be determined under the terms of the Partnership Agreement and the uncertain timing for any such determination. The Company Board also considered the fact that any such third party, even if they were to acquire the entire Partnership, would have to renegotiate the distribution arrangements between Weyerhaeuser and the Partnership;

     (vi) The oral opinion of Goldman Sachs delivered to the Company Board at its November 22, 1999 meeting, that, as of such date subject to finalization of definitive documentation, and based upon and subject to the assumptions made, matters considered and limitations in connection with such opinion, the $42 per Common Share in cash proposed to be paid by the Purchaser in the Offer and the Merger to the holders of Common Shares was fair from a financial point of view to such holders (the entire text of the written opinion of Goldman Sachs dated November 23, 1999 subsequently delivered to the Company Board regarding the Offer and the Merger, which sets forth assumptions made, matters considered, and limitations in connection with such opinion, is attached as Annex B to this Statement, and stockholders are urged to read such opinion in its entirety);

     (vii) The recommendation of the Company's management that the Merger Agreement, including the Offer and the Merger, be approved;

     (viii) The directors' knowledge of the Company's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which the Partnership operates, including the Partnership's growth prospects, the Partnership's position in such markets, and Weyerhaeuser's position in such markets;

     (ix) Possible alternatives to the Offer and the Merger, the value to the Company's stockholders of such alternatives and the timing and likelihood of achieving additional value from these alternatives, and the possibility that equally suitable partners for merger and consolidation would be available. In this connection, the Company Board considered the fact that, since the Company issued its press release on June 21, 1999 regarding its evaluation of alternatives under the Partnership Agreement and otherwise, no third parties had contacted the Company expressing any significant interest in pursuing a transaction with the Company. The Company Board also considered that fact that it had not explicitly put the Company up for sale in light of the provisions set forth in the Partnership Agreement (relating to the fact that a change of control of the Company would be an "Event of Default" under the Partnership Agreement), and the difficulties that such an announcement could have created with the Company's associates, customers and suppliers. The Company Board also considered the possibility of remaining an independent company with Weyerhaeuser as its partner in the Partnership. The Company also had discussed Weyerhaeuser's willingness to reduce its interest in the Partnership, which would give the Company greater autonomy over the Partnership, which Weyerhaeuser had rejected. The Company Board concluded that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were superior to such alternatives, and that, if a superior alternative did become available, the Company would be able to pursue such an alternative under the terms of the Merger Agreement; and

     (x) The historical and current market prices for Common Shares.

   The Company Board also considered certain countervailing factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including:

     (i) The terms and conditions of the Merger Agreement, including the requirement under the Merger Agreement that the Company pay to Weyerhaeuser termination fees of up to $25,000,000 if the Merger Agreement is terminated under certain circumstances specified in the Merger Agreement, including, among others, if the Company Board changed its recommendation or exercised its right to terminate the Merger Agreement and enter into an alternative transaction. While the Company Board thought that these provisions could result in significant fees being borne by the Company, it accepted these provisions as a means to obtain other terms favorable to the Company, in particular, the right to negotiate or exchange information with potential bidders and the right to terminate the Merger Agreement, under certain limited circumstances set forth in the Merger Agreement, in the event of an alternative transaction that the Company Board determined would be superior to the transaction with Weyerhaeuser.

     (ii) The fact that, under the Merger Agreement, it was delaying the exercise and/or waiving certain rights that it believed the Company possessed under the Partnership Agreement to buy MBA's 49% interest in the Partnership, or to sell to Weyerhaeuser (through its ownership of MB) the Company's interest in the Partnership. The Company Board accepted these provisions, both as a means to obtain other terms favorable to the Company, and because it believed that an attempt to exercise these rights would be less favorable to the Company and its stockholders than negotiating an agreement to sell the Company to Weyerhaeuser at a price of $42 per Share, given, among other things, that Weyerhaeuser refused to admit that the Company had such rights and that Weyerhaeuser was the Partnership's most significant customer and distributor.

   The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

Item 5. Persons Retained, Employed or To Be Compensated.

   Pursuant to a letter agreement dated June 16, 1999, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of the letter agreement, the Company has agreed to pay Goldman Sachs upon consummation of the Offer a transaction fee of 1.0% of the aggregate consideration paid or payable in connection with the Offer and the Merger (calculated assuming all the Shares are acquired in the Offer and including amounts paid or payable to holders of options, warrants and other convertible securities) plus the principal amount of all indebtedness for borrowed money as shown on the most recent consolidated balance sheet of the Company prior to the consummation of the Offer. The Company has previously paid Goldman Sachs $250,000 which will be deducted from the amount payable described in the preceding sentence. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

   Except as described above, neither the Company, nor any person acting on its behalf, currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

   (a) To the knowledge of the Company, no discretionary transactions in Common Stock have been effected within the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

   (b) To the knowledge of the Company, the Company's executive officers, directors, affiliates and subsidiaries intend to tender, pursuant to the Offer, all Shares that are held of record or that are beneficially owned by such persons. Harold Thomas, the Chairman of the Company, has indicated that he intends to donate certain amounts of his Common Shares to charities and may make other gifts prior to the consummation of the Offer as part of his estate and tax planning.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above. Subject to the terms of the Merger Agreement incorporated by reference in Item 3(b) of this Statement, the Company may engage in discussions or negotiations with respect to transactions or proposals of the type referred to above in this Item 7. At its meeting held on November 22, 1999, the Company Board determined that public disclosure with respect to the parties to, and the possible terms of any proposals made in connection with, or agreement that may result from, any such discussions or negotiations, might jeopardize the continuation of such discussions or negotiations and adopted a resolution authorizing and directing management not to make any such public disclosure unless and until an agreement in principle is reached relating thereto.

Item 8. Additional Information To Be Furnished.

   (a) Rights Agreement. Each Right issued pursuant to the Rights Agreement initially entitles the registered holder thereof to purchase one one-hundredth of a share of the Company's Series A Junior Preferred Stock, par value $1.00 per share ("Junior Preferred Shares"), of the Company at a price of $135 per one one-hundredth of a Junior Preferred Share, subject to adjustment. On the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares or (ii) the tenth business day (or such later date as may be determined by action of the Company Board prior to the time any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person (the earlier of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, each holder of a Right (other than the Acquiring Person) will thereafter have the right to acquire Common Shares having a market value of two times the exercise price of the Right; or, in certain circumstances, the right to acquire shares of the Acquiring Person's capital stock. The Rights may be redeemed at a price of $0.001 per Right at any time prior to a person becoming an Acquiring Person. For a complete description of the Rights Agreement, see the Company's Form 8-A, dated September 17, 1999, the Company's Current Report on Form 8-K, dated September 17, 1999, and the Rights Agreement filed as an exhibit to such Form 8-A, each as filed with the Commission and incorporated herein by reference.

   The Company has entered into an amendment to the Rights Agreement to make it inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement, as described in Item 4 above. In addition, this amendment to the Rights Agreement provides that the Rights Agreement will expire immediately prior to the Merger. A copy of such amendment to the Rights Agreement is filed as Exhibit 7 to this Statement and incorporated herein by reference.

   (b) Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination, (ii) upon consummation of the transaction that resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, as described in Item 4 in this Statement, and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

   (c) Idaho Control Share Acquisition Statute and Business Combination Statute. As a corporation that does business in Idaho, has its headquarters in Idaho and has a significant number of stockholders in Idaho, the Company has the option to apply to itself the provisions of Section 1603 ("Section 1603") and Section 1704 ("Section 1704") of the Idaho Corporations Code (the "ICC"). In general, Section 1603 provides that the shares of a public corporation acquired by an acquiring person in a "control share acquisition" (generally defined as an acquisition by an acquiring person that would otherwise, when added to all other shares of the public corporation beneficially owned by the acquiring person, entitle the acquiring person to increase such acquiring person's voting power into a new range of voting power (with those ranges being 20-33 1/3%, 33 1/3% to 50%, and over 50%)) have voting rights limited to the extent that such an acquisition has not been approved by resolution of holders of 66 2/3% of the voting power of the corporation. In general, Section 1704 prevents an "interested shareholder" (generally defined as a person beneficially owning 10% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 1701 of the ICC) with such a corporation for three years following the date such person became an interested shareholder unless the business combination or the acquisition of shares made by the interested shareholder on the date such interested shareholder becomes such is approved by a committee of the board of directors of the public corporation consisting of "disinterested directors" before such date. The Company Board has not amended the Company Bylaws to make either Section 1603 or
Section 1704 applicable to the Company.

   (d) Article Tenth of Charter. In general, Article Tenth of the Company's Certificate ("Article Tenth") would prevent an "Interested Stockholder" (generally defined as a person beneficially owning 5% or more of the Common Shares) from engaging in a "Business Combination" (as defined in Article Tenth) with the Company unless such Business Combination is approved by the affirmative vote or consent of the holders of at least a majority of the then-outstanding Common Shares, excluding those Common Shares beneficially owned by any Interested Stockholder or any affiliate of any Interested Stockholder. The Company Board has taken action sufficient to render Article Tenth inapplicable
(A) to Weyerhaeuser, and the Purchaser solely by reason of their entering into the Merger Agreement or consummating the Offer or the Merger or the grant or exercise of the Option; and (B) to the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

   (e) Antitrust.

   United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements. Pursuant to the requirements of the HSR Act, Weyerhaeuser and the Company intend to file their respective required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC in early December of 1999. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on the 15th day after Weyerhaeuser has filed its Form, unless early termination of the waiting period is granted or Weyerhaeuser and the Company receive a request for additional information or documentary material prior thereto. However, prior to such date, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by Weyerhaeuser with such request, unless earlier terminated by the Antitrust Division or the FTC or the filing parties voluntarily agree to extend further the waiting period. Thereafter, such waiting periods can be extended only by court order. In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer. Pursuant to the HSR Act, Weyerhaeuser will request early termination of the applicable waiting period. There can be no assurance that the waiting period will be terminated early.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transaction, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, seeking divestiture of the Shares so acquired or divestiture of substantial assets of Weyerhaeuser or the Company, or seeking the imposition of unfavorable conditions on the proposed transaction. Private parties and states may also bring legal actions under the antitrust laws under certain circumstances. Although Weyerhaeuser currently owns a 49% interest in the Partnership, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

   Canadian Competition Act. Under the provisions of the Competition Act (Canada) (the "Canadian Act"), the acquisition of Shares under the Offer may be consummated after the expiration of a seven-calendar day waiting period commenced by the filing by Weyerhaeuser of a short-form premerger filing under the Canadian Act with respect to the Offer, unless Weyerhaeuser receives a request to complete a long-form filing prior to the expiration of the seven-calendar day waiting period, in which case a long-form filing must be made, after completion of which a 21-day calendar day waiting period is mandated. These waiting periods are expected to be doubled by legislative changes that may be implemented in respect of premerger notification filings under the Canadian Act made after mid-December 1999. Weyerhaeuser expects to make a short-form filing under the Canadian Act in the near future. Before or after the waiting periods referred to above have expired, upon application by the Commissioner of Competition under the Canadian Act (the "Commissioner") which certifies that in the Commissioner's opinion more time is required to complete his inquiry into the Offer, the Canadian Competition Tribunal may issue an interim order forbidding any person from, among other things, completing the Offer. The interim order shall not have a term longer than thirty days; on further application by the Commissioner that he is unable to complete an inquiry within the period specified in the order because of circumstances beyond his control, the Canadian Competition Tribunal may extend the duration of the order to a day not more than sixty days after the order takes effect. In the course of his inquiry, the Commissioner may request additional information. In practice, complying with such requests can take a significant amount of time. In addition, if the Commissioner raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the Commissioner concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration of the applicable waiting periods under the Canadian Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.


   The Merger will not require an additional filing under the Canadian Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger is completed within one year after the making of the premerger notification filings under the Canadian Act.

   The Commissioner frequently scrutinizes the legality under the Canadian Act of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of

Shares pursuant to the Offer, the Commissioner could take such action under the Canadian Act as he deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Weyerhaeuser or its subsidiaries. Although Weyerhaeuser currently owns a 49% interest in the Partnership, there can be no assurance that a challenge to the Offer under the Canadian Act will not be made or, if such a challenge is made, of the result thereof.

   Other Foreign Laws. The Company and certain of its subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. The Purchaser is seeking further information regarding the applicability of any such laws and currently intends to take such action as may be required or desirable.

   (f) Purchaser's Designation of Persons To Be Elected to the Company
Board. The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by the Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

Item 9. Material To Be Filed as Exhibits.

   The following Exhibits are filed herewith:

 Exhibit No.                             Description
 -----------                             -----------
 Exhibit 1   --Offer to Purchase, dated November 30, 1999.
 Exhibit 2   --Agreement and Plan of Merger, dated as of November 23, 1999, among Weyerhaeuser Company, WTJ, Inc. and TJ International, Inc.
 Exhibit 3   --Confidentiality Agreement, dated November 16, 1999, between
               Weyerhaeuser Company and TJ International, Inc.
 Exhibit 4   --Letter to Stockholders, dated November 30, 1999.*
 Exhibit 5   --Joint Press Release issued by Weyerhaeuser Company and TJ
               International, Inc., dated November 23, 1999.
 Exhibit 6   --Opinion of Goldman, Sachs & Co., dated November 23, 1999.*
 Exhibit 7   --Amendment No. 1 to Rights Agreement, dated November 23, 1999, between TJ International, Inc. and First Chicago Trust Company
               of New York, as Rights Agent.

--------
* Included in copy of Statement mailed to stockholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          TJ INTERNATIONAL, INC.

                                            /s/ Thomas H. Denig
                                          By: _________________________________
                                                     Thomas H. Denig
                                                      President and
                                                 Chief Executive Officer

Dated: November 30, 1999

                                                                         ANNEX A

                             TJ INTERNATIONAL, INC.
                             200 East Mallard Drive
                               Boise, Idaho 83706

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about November 30, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of TJ International, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Weyerhaeuser Company ("Weyerhaeuser") to a majority of seats on the Board of Directors of the Company (the "Company Board"). On November 23, 1999, the Company entered into the Agreement and Plan of Merger (the "Merger Agreement") with Weyerhaeuser and WTJ Inc., a Delaware corporation and a wholly owned subsidiary of Weyerhaeuser (the "Purchaser"), pursuant to which the Purchaser is required to commence a tender offer to purchase (i) all issued and outstanding shares of the Company's Common Stock, par value $1.00 per share (the "Common Shares"), and associated Rights (as defined below), at a price per Common Share of $42, and (ii) all the issued and outstanding shares and, together with the Common Shares (the "Shares"), of the Company's ESOP Convertible Preferred Stock, par value $1.00 per share (the "Preferred Shares") at a price per Preferred Share of $42, in each case, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with amendments and supplements hereto or thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to the Company's stockholders and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1") filed by Weyerhaeuser and the Purchaser with the Securities and Exchange Commission (the "Commission"), and the Offer to Purchase is also filed as Exhibit 1 to this Statement. The Merger Agreement contemplates that, following consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation of the Merger becoming a wholly owned subsidiary of Weyerhaeuser. As of the effective time of the Merger, each issued and outstanding Share (other than Common Shares owned by the Company, Weyerhaeuser, the Purchaser or their respective subsidiaries, and Common Shares as to which appraisal rights have been perfected) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the Offer Price in cash, as more fully set forth in the Merger Agreement.

   The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase as well as in the Statement to which this Information Statement forms Annex A, which was filed by the Company with the Commission on November 30, 1999 and which is being mailed to the Company's stockholders along with this Information Statement.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Weyerhaeuser, the Purchaser or the Purchaser Designees (as defined below) has been provided by Weyerhaeuser. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

   Pursuant to the Merger Agreement, Weyerhaeuser and the Purchaser commenced the Offer on November 30, 1999. The Offer is currently scheduled to expire at 8:00 PM, New York City time, on January 5, 2000, unless Weyerhaeuser extends it.

                                    GENERAL

   The Common Shares and the Preferred Shares are the only classes of equity securities of the Company outstanding. The holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the Company's stockholders, voting together with the holders of Common Shares as one class. The holder of each Preferred Share is entitled to the same voting power that the holder of one Common Share holds, which in all cases is equal to one vote. As of the close of business on November 17, 1999, there were outstanding 18,351,054 Common Shares, and Weyerhaeuser and the Purchaser own no Common Shares as of the date hereof.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

   The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees") on the Company Board as will give the Purchaser representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of the total number of directors on the Company Board multiplied by the percentage that such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Weyerhaeuser bears to the number of fully diluted Shares.

   Following the election or appointment of the Purchaser Designees as described above, and prior to the Effective Time of the Merger, the Company Board shall have at least three directors who were directors on the date of the Merger Agreement and who are not officers of the Company ("Independent Directors"); and, if the number of Independent Directors is reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director if only one remains) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for the purposes of the Merger Agreement. If no Independent Directors remain, the other directors shall designate three persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, Weyerhaeuser, or the Purchaser, and such persons shall be deemed to be Independent Directors for the purposes of the Merger Agreement.

   To the fullest extent permitted by applicable law, the Company is obligated to take all actions requested by Weyerhaeuser necessary to effect the election of any Purchaser Designee. In connection with the foregoing, the Company will promptly, at the option of Weyerhaeuser, use all reasonable efforts to either increase the size of the Company Board or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser Designees to be elected and appointed to the Company Board as provided above.

   The Purchaser Designees will be selected by Weyerhaeuser from among the persons listed below. Each of the following persons has consented to serve as a director of the Company if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, the Company. To the best of Weyerhaeuser's knowledge, except as set forth below, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Weyerhaeuser and the Company that have been described in the Schedule 14D-1 or the Statement.

   The name, age, present principal occupation or employment and five-year employment history of each of the persons are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Weyerhaeuser unless otherwise noted. Unless otherwise noted, each such person is a citizen of the United States, and the business address of each person listed below is 33663 Weyerhaeuser Way South, Federal Way, Washington 98003.

Name, Principal Occupation and Employment History of Purchaser Designees    Age
------------------------------------------------------------------------    ---
Robert A. Dowdy, a director of the Purchaser, has been an attorney with      58
Weyerhaeuser Company since 1972; a Senior Legal Counsel from 1974 to 1986;
Assistant General Counsel 1986 to 1991; Deputy General Counsel from 1991 to 1997 and Vice President and General Counsel since 1997. From 1970 to
1972, he was an attorney with American Airlines, Inc. Mr. Dowdy is a member of the Association of General Counsel, the American Forest and
Paper Association, General Counsel's Committee; the Advisory Council of
the Kitsap County Foundation; and the Board of Law Fund. He received his
Doctor of Laws and B.A. from the University of California at Berkeley.

William R. Corbin has been the Executive Vice President, Wood Products,      57
for Weyerhaeuser Company since 1998, was Executive Vice President,
Timberlands and Distribution, from 1995 to 1998, and was Executive Vice
President, Wood Products, from 1992 to 1995. In 1991, he served as Vice
President and General Manager of land and timber for International Paper
Company and President of IP Timberlands Ltd. From 1989 to 1991, Mr. Corbin
was Vice President of Operations for Redwood Empire. He served as Chief
Executive Officer and President of Superstill Technology Inc., an emerging medium technology company from 1986 to 1989 and was with Crown Zellerback
Corp. from 1974 to 1986, where he served as Vice President of Southern
Timber and Wood Products, Senior Vice President of Timber and Wood
Products and Group President. Mr. Corbin serves as a director and officer of various Weyerhaeuser subsidiaries and affiliates and is a trustee and executive committee member of the Weyerhaeuser Company Foundation. He is an advisory board member of both the University of Washington's School of
Business Administration and College of Forest Resources. He serves as Vice
President and an executive committee member of The Mountains to Sound
Greenway Trust. Mr. Corbin is a charter member of the International
Advisory Board of the Institute for Environment and Natural Resource
Research and Policy at the University of Wyoming. He received a B.S. in
Forest Products from the University of Washington and a Master of Forestry from Yale University.

Scott R. Marshall has served as the Vice President, Policy, Finance &        53
Strategic Planning, Timberlands for Weyerhaeuser Company since 1991. He joined Weyerhaeuser Company in 1977 as Project Leader, Raw Materials,
Research & Development; in 1979 was Long-Term Planning Analyst, Wood
Products; from 1979 to 1981 was Strategic Planning Manager, Lumber
Business; served as Assistant to Region Vice President--Klamath Falls from
1981 to 1984; Manager Special Projects from 1984 to 1985; and Director
Finance/Planning/Administration, Forest Products Company from 1985 through
1990. Mr. Marshall is a member of the Technical Association of the Pulp and Paper Industry, the Society of American Foresters, Forest Products
Research Society, BOD Foundation for Russian-American Economic
Cooperation, World TimberFund Management Committee and the Executive
Committee of the Board of Directors for APEC. He received a B.S. in Forest and Wood Science and an M.S. in Wood Science and Technology from Colorado
State University and an M.B.A. in Forest Industries from the University of
Oregon.

William C. Stivers has been the Executive Vice President and Chief           60
Financial Officer of Weyerhaeuser Company since 1998 and was Senior Vice
President and Chief Financial Officer from 1990 to 1998. He joined
Weyerhaeuser Company in 1970 as Finance Manager and was also Treasurer of
Weyerhaeuser Real Estate Company, a subsidiary of Weyerhaeuser Company.
From 1972 to 1980 he was Treasurer of Weyerhaeuser Company; served as a
Vice President from 1980 to 1990 and as Chief Financial Officer from 1990.
From 1962 to 1970, Mr. Stivers was employed by First Interstate Bank of
California, where he served as Assistant Vice President and as Vice
President. He is a director and officer of various Weyerhaeuser subsidiaries and affiliates. In addition, he serves on the boards of the
Factory Mutual Insurance Co. and the Pacific-Rim Finance Center at the
University of Washington's Graduate School of Business Administration. Mr.
Stivers is Chairman of the Financial Management committee of the American
Forest & Paper Association, a member of the Financial Executives
Institute, and President of S&S Land and Cattle Company. He received a
B.A. from Stanford University, an M.B.A. from the University of Southern
California, a certificate from the Pacific Coast School of Banking and has completed the Advanced Management Program at Harvard Graduate School of
Business Administration.

                             TJ INTERNATIONAL, INC.

                                Stock Ownership

Common Stock Ownership by 5% Stockholders, Officers and Directors

   The following table shows the stock ownership, as of November 22, 1999, for
(1) each person or group known by the Company to beneficially own more than 5% of Common Stock; (2) each of the directors; (3) the executive officers named in the Executive Compensation Tables below; and (4) all of the directors and executive officers as a group.

                                            Number of              Percent of
                                              Shares    Acquirable    Class
                                           Beneficially Within 60  Outstanding
Name and Address of Beneficial Owner        Owned (2)    Days (3)      (4)
------------------------------------       ------------ ---------- -----------
Beneficial Owners of More Than 5%
Trimark Financial Corporation (1).........  1,710,000         --      11.0%
 One First Canadian Place
 Suite 5600, P.O. Box 487
 Toronto, Ontario, Canada M5X 1E5
Directors
Thomas H. Denig...........................     43,877    115,346        **
Joyce A. Godwin...........................      4,299      4,333        **
Richard L. King...........................      2,200      1,000        **
Mark R. Peterson..........................      2,000          0        **
Dan R. Nelson.............................      2,000          0        **
J. L. Scott...............................     16,967      4,333        **
Harold E. Thomas (2) (6)..................    498,549     25,000       3.4%
Steven C. Wheelwright.....................      5,000      4,333        **
William J. White..........................      5,000      4,333        **
Other Named Executives
Robert J. Dingman.........................     16,536     52,179        **
Randy W. Goruk............................     18,969     44,100        **
Valerie A. Heusinkveld....................     11,089     42,104        **
Patrick D. Smith..........................     15,649     38,880        **
All directors and executive officers as a
 group (17 persons) (5)...................  2,515,060    427,841      19.0%

--------
(1) The beneficial ownership information for Trimark Financial Corporation ("TFC"), is taken from a Commission Schedule 13G report, Amendment No. 3, dated February 16, 1999. Certain TFC mutual funds, which are trusts organized under the laws of Ontario, Canada, are owners of record of 1,690,000 shares of Common Stock. Robert C. Krembil, a Canadian citizen and Chairman and stockholder of TFC, is also an owner of record of 20,000 shares of Common Stock. Trimark Investment Management, Inc. ("TIMI"), a corporation incorporated under the laws of Canada, is the manager and trustee of the mutual funds. TIMI is qualified to act as an investment advisor and manager of the mutual funds in the province of Ontario pursuant to the registration under the Securities Act (Ontario). TFC is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of the securities.

(2) The number of Common Shares shown includes Common Shares that are individually or jointly owned, as well as Common Shares over which the individual has either sole or shared investment or voting authority. Harold E. Thomas disclaims beneficial ownership of some of the Common Shares included in the table, as follows: 44,236 Common Shares held in a non-profit private foundation established for charitable, religious, or educational purposes, and 100,056 Common Shares held in trust. The table does not include

   168,000 Common Shares owned by several Thomas family trusts for the benefit of Mr. Thomas' grandchildren because the trust agreements do not permit him to exercise voting or investment power; and he disclaims beneficial ownership of these Common Shares. Because of their relationship, however, he may influence the exercise of those powers by Mr. J. Robert Tullis, former member of the Company Board and Trustee of the trusts.

(3) Reflects the number of Common Shares that could be purchased by exercise of options available on November 22, 1999 or within 60 days thereafter under the Company's stock option plans.

(4)  Based on the number of Common Shares outstanding on November 22, 1999.

(5) The amount beneficially owned by all directors and executive officers as a group includes 1,837,958 shares of Common Stock held by the Trustee for the Company's United States retirement plans. All of the executive officers participate in these plans; and certain of the Company's employees administer these plans.

(6) In May 1983, the Company's stockholders approved a stock purchase and resale agreement between the Company and four of the Company's stockholders ("Stockholders"), consisting of Mr. Thomas and his wife, Phyllis S. Thomas, and Mr. Troutner and Katherine Troutner, Mr. Troutner's former wife. The agreement provides that, upon the death of a Stockholder, the Company is required to purchase (or arrange for someone else to purchase) one-half of the total number of Common Shares owned by such Stockholder at the date of death. In addition, the Company has the option to purchase (or arrange for someone else to purchase) all or any part of the remaining Common Shares owned by such Stockholder. The estate of the Stockholder is required to sell the Common Shares in such circumstances. The agreement also provides that during the lifetime of the Stockholders, the Company has the right of first refusal with respect to voluntary or involuntary transfers of Common Shares owned by any of the Stockholders, with certain exceptions. Any purchase price is based on average trading prices on the Nasdaq National Market for specified periods of time prior to the purchase. In connection with its approval of the Merger Agreement, the Company waived the obligations of the Stockholders to sell their shares to the Company pursuant to the stock purchase and resale agreement for the period that the Merger Agreement is in effect.

Preferred Stock

   In September 1990, the Company issued 634,921 Preferred Shares (equivalent, after giving effect to a subsequent stock split, to 1,269,842 Preferred Shares) at $11.8125 per share to the Company's employee retirement plan (the "Investment Plan"). Each share of Preferred Stock has one vote and receives a preferential dividend of $1.065 each year. The Company may redeem the Preferred Stock under certain circumstances. When any person receives a payout from the Investment Plan, the Company first converts each share of Preferred Stock into one share of Common Stock. If the current stock price is below $11.8125, the shares of Preferred Stock are valued at $11.8125 per share. The Company then has the choice to pay the participant in Common Stock, cash, or any combination of Common Stock and cash. As of November 22, 1999, 100% of the Preferred Stock, or 1,097,719 shares of Preferred Stock, was held by the Trustee for the Investment Plan. All of the Company's executive officers participate in the Investment Plan; and certain of the Company's employees administer the Investment Plan.

                               Executive Officers

   Information regarding executive officers has been placed under the caption "Directors and Executive Officers of the Registrant" in Part III of the Company's Annual Report on Form 10-K, for the period ended January 2, 1999.

                               Terms of Directors

   The directors are divided into three classes. At each annual meeting, the term of one class expires. Directors in each class serve three-year terms.

Directors
Elected at the 1999 Annual Meeting
Term Expires at the 2002 Annual Meeting

Richard L. King (3)
Director since 1998

   Mr. King, 49, is the former President and Chief Operating Officer of Albertson's, Inc., Boise, Idaho (supermarkets, drug stores and combination food and drug stores), and held that position from 1996 to 1999. He was formerly the Senior Vice President / Regional Manager from 1995 to 1996, the Group Vice President of Merchandising in 1994, and a Vice President, Colorado from 1991 to 1994 of Albertson's, Inc. He has served in various management positions with Albertson's, Inc. at the division and store levels since 1982. He is a graduate of Utah State University and the Stanford Executive Program. He also is serving as a director of Albertson's, Inc., and is on the Advisors Council to the Idaho Supreme Court.

Elected at the 1997 Annual Meeting
Terms Expire at the 2000 Annual Meeting

Joyce A. Godwin (3) (4)
Director since 1997

   Ms. Godwin, 55, retired in December 1993 as the Vice President and Secretary of Presbyterian Healthcare Services in Albuquerque, New Mexico, a position she had held since 1979. She was also Chairman and President of Southwest Business Ventures, Inc., a holding company for Presbyterian Healthcare Services' for-profit ventures from 1986 until 1989. She is a graduate of Florida State University and has a M.A. from George Washington University. She is also a director of Public Service Company of New Mexico.

J. L. Scott (1) (3)
Director since 1980

   Mr. Scott, 69, is the former President and Chief Executive Officer of American Stores Co., in Salt Lake City, Utah (supermarkets, drug stores and combination food and drug stores), a position he held from June 1990 to September 1992. Prior to that, he served in various senior executive positions with American Stores Co. and American Superstores, Inc. from 1987 to June 1990; as Chairman and Chief Executive Officer of J.L. Scott Enterprises, Inc., from 1980 to 1987; as Chairman and Chief Executive Officer of the Great Atlantic and Pacific Tea Company, Inc. from 1975 to 1980; and, prior to 1975, as Vice Chairman and Chief Executive Officer of Albertson's, Inc. He is a graduate of Albertson College of Idaho.

Harold E. Thomas (1)
Director since 1960

   Mr. Thomas, 72, is Co-founder and Chairman of the Board of the Company, Boise, Idaho, and has been Chairman of the Board since 1960. He also served as President of the Company from 1960 to 1971, and as Chief Executive Officer from 1971 to 1975 and again from 1979 to 1986 of the Company. He is a graduate of the University of Idaho.

William J. White (1) (2)
Director since 1994

   Mr. White, 60, is a professor at Northwestern University, Evanston, Illinois since the beginning of 1998. He was the Chairman and Chief Executive Officer of Bell & Howell Company from February 1990 to December 1997. He served as Chairman and President of Whitestar Graphics, Inc. in 1989; as Executive Vice President and Director of USG Corporation and as President and Chief Executive Officer of its largest subsidiary, United States Gypsum Co., from 1984 to 1989; and as President and Chief Operating Officer of Masonite Corporation from 1981 to 1984 (when it was acquired by USG Corporation). He is a graduate of Northwestern University and Harvard Business School, and currently is a director of Bell & Howell Company, IVEX Packaging Corporation, Reader's Digest Association, Inc., and The Chicago Stock Exchange, Inc.

Elected at the 1998 Annual Meeting
Terms Expire at the 2001 Annual Meeting

Thomas H. Denig (1)
Director since 1995

   Mr. Denig, 52, is the President and Chief Executive Officer of the Company, in Boise, Idaho, a position he has held since January 1995. He is also President and Chief Executive Officer of Trus Joist MacMillan A Limited Partnership, a joint venture between the Company and MacMillan Bloedel of America, since September 1991. He was President of Trus Joist Corporation, 1990 to 1991, Vice President, Eastern Operations from 1985 to 1989, and Western Division Manager from 1983 to 1985. He has been employed by the Company in a variety of sales, marketing and management roles since 1974. He was a Lieutenant in the U.S. Marine Corps from 1968 to 1971 and is a graduate of Valparaiso University. He is a director of Trus Joist MacMillan Management Board.

Steven C. Wheelwright (2) (4)
Director since 1980

   Mr. Wheelwright, 55, is the Senior Associate Dean, Chair of the MBA Program, Graduate School of Business, Harvard University in Boston, Massachusetts, since October 1995. He is also the Edsel Bryant Ford Professor of Management, Graduate School of Business, Harvard University, and has been at Harvard University since September 1988. He was formerly the Kleiner, Perkins, Caufield and Byers Professor of Management, Graduate School of Business, Stanford University in Stanford, California from 1983 to 1988; and a visiting professor, Harvard Business School from 1985 to 1986. Previously, he was a faculty member of Stanford Graduate School of Business and Harvard Graduate School of Business. He is the author and co-author of numerous cases, articles and books in the areas of product development manufacturing strategy, operations management, and forecasting. He is a graduate of the University of Utah and has an MBA and Ph.D. from the Graduate School of Business, Stanford University. He is a director of Quantum Corp., Franklin-Covey Corporation and Heartport Corporation.

Appointed by the Board of Directors in May 1999
Term Expires at the 2000 Annual Meeting

Mark R. Peterson (3)
Director since 1999

   Mr. Peterson, 37, is the President and Chief Executive Officer of Preco, Inc., the parent corporation for Preco Electronics, SCP Global Technologies and Ampro Computers. He is also a member of the Board of Directors of Preco, Inc. He has been the President of the SCP Global Technologies division of Preco, Inc. since January of 1996. Mr. Peterson joined the Preco Electronics Division in June of 1984 after graduating with a BSEE from the University of Colorado. In 1991, Mark moved to Boise as the Director of Engineering for Preco Electronics and became President of the Division in 1994. From January 1995 to December 1995, he was the Acting Chief Engineer at SCP. He filled this role during a search for a new Director of Engineering. In this capacity, he was responsible for the direction of Research and Development, Product Development, Software, Product Safety and Reliability Engineering.

Appointed by the Board of Directors in June 1999
Term Expires at the 2000 Annual Meeting

Dan R. Nelson
Director since 1999

   Mr. Nelson, 62, retired in 1996 as the President and Chief Operating Officer of U.S. Bancorp in Portland, Oregon, a position he had held since 1995. He was also a member of the Board of Directors of U.S. Bancorp from 1995-1997. From 1986 to 1996, he was the Chairman and Chief Executive Officer of West One Bancorp in Boise, Idaho; from 1985 to 1986, he had been the President and Chief Operating Officer of West One

Bancorp. He received a BBA from Washington State University and graduated from the Executive Program of the University of Washington in 1967.
--------
(1)Member of the Executive Committee.
(2)Member of the Executive Compensation Committee.
(3)Member of the Audit Committee.
(4)Member of the Nominating and Corporate Governance Committee.

Director Compensation

   Cash Compensation. During 1998, each director who was not an officer received fees of $3,600 per year, with each Committee Chairperson receiving an additional $3,600 per year. Both of these fees were paid in semi-annual installments of $1,800 each. Each director also received $2,000 for each meeting of the Company Board attended in person; $500 for each committee meeting attended in person on the same day as a meeting of the Company Board and $1,000 for each committee meeting attended in person on a day other than the day of a meeting of the Company Board. Fees for any meeting of the Company Board or committee thereof attended via telephone call are one-half the regular fees. The Company reimburses directors for any related expenses. Directors who are also officers of the Company, Messrs. Denig and Thomas, receive no additional compensation for service as directors.

   Stock Compensation. At the Company's 1997 annual meeting, the Company's stockholders approved a stock plan containing both nonstatutory stock option provisions and stock award provisions for non-employee directors. This plan replaced the previous restricted stock plan, which stockholders had approved in 1993. The purpose of the 1997 plan was to encourage non-employee directors to own the Company's stock, to more closely align the financial incentives of non-employee directors with the Company's performance and stockholder's return on investment, and to provide further incentive to outside directors to remain as directors.

   Non-employee directors receive options to purchase 3,000 shares of Common Stock each year of their term. The exercise price of the stock options is the fair market value of the Common Stock on the grant date. The stock options become exercisable in three equal annual installments, beginning one year after the grant date. The stock options can be exercised, in whole or in part, at any time after they become exercisable. All stock options expire, if not exercised, ten years from the grant date.

   In addition to the stock options, non-employee directors are awarded 2,000 shares of restricted stock when first elected to the Company Board. A director cannot take delivery of these shares, and the shares cannot be sold or pledged for three years from the date the stock is awarded. A director vests in these shares (the shares become non-forfeitable) in three equal annual installments, beginning one year after the award date. If a director stops being a non-employee director before the end of three years, the director forfeits any shares that are not yet vested. In connection with the Merger, directors will forfeit any shares of restricted stock that have not vested prior to the time they cease to be directors pursuant to the terms of the Merger Agreement and the Merger. A director has the right, starting on the award date, to receive dividends and to vote the shares of Common Stock.

   A non-employee director who retires from service on the Company Board after completing at least one full term on the Company Board is awarded 1,000 shares of stock upon retirement if the director served on the Company Board for more than four but less than nine years. If the director served on the Company Board for nine or more years, the director is awarded 2,500 shares of stock upon retirement.

   All stock options granted under the 1997 plan that had not previously become exercisable became exercisable as a result of the Company entering into the Merger Agreement.

1998 Board Meetings

   The Company Board met four times during 1998. Each director attended more than 75% of the total number of meetings of the Company Board and of the committees thereof on which he or she served with the exception of Mr. Jerre L. Stead, who resigned from the Company Board at the end of his then-current term that expired with the May 1999 annual meeting.

   Board Committees in 1998

   The Company's Board has Executive, Executive Compensation, Audit, and Nominating and Corporate Governance Committees.

   Executive Committee. This Committee exercises virtually all the powers of the Company Board when the Company Board is not in session, as permitted by law. It meets whenever needed at the request of the Company management or at the direction of the Company Board. Any action taken by this Committee is reported to the full Board at its next regular meeting. This Committee did not meet in 1998. The Company's Chairman and President are required by the Company's Bylaws to be on the Committee. The current members of the Committee are Messrs. Thomas H. Denig, J. L. Scott, Harold E. Thomas (Chairperson), and William J. White.

   Executive Compensation Committee. This Committee reviews the Company's general compensation strategy; establishes salaries and reviews benefit programs for the Chief Executive Officer, those persons who report directly to him, and other key employees; and reviews, approves, recommends and administers the Company's incentive compensation and stock option plans. It also is responsible for keeping abreast of compensation programs in similar businesses in order to make sure that the Company is competitive in the recruitment and retention of top quality employees. This Committee met twice in 1998. All members are non-employee directors. The current members of the Committee are Messrs. Wheelwright and White (Chairperson).

   Audit Committee. This Committee recommends appointment of the independent auditors and reviews their independence and the arrangements for and scope of their audit. It considers the adequacy of the Company's system of internal accounting controls and reviews any proposed corrective actions. It reviews and monitors the Company's policies relating to ethics and conflicts of interests. It discusses with management and the independent auditors the Company's draft annual financial statements and key accounting and/or reporting matters, and reviews the activities and recommendations of the Company's internal audit department. The Company's outside auditors and various top executives are generally asked by the Committee Chairperson to attend the meetings as appropriate to answer questions posed by the Committee. This Committee met three times in 1998. All members are non-employee directors. The current members of the Committee are Ms. Godwin, and Messrs. King, Peterson and Scott (Chairperson).

   Nominating and Corporate Governance Committee. This Committee reviews, advises, and makes recommendations to the full Company Board regarding nominees to fill vacancies on the Board, as well as on the general structure, responsibilities, and functions of the Company Board and the committees thereof. It will consider nominations recommended by stockholders to fill vacancies on the Company Board. Nominations by stockholders must be in writing, submitted on a timely basis, and directed to the Secretary of the Company. Nominations for consideration at the 2000 annual stockholders' meeting must be received by the Company no later than December 31, 1999. (If the Offer is consummated, the 2000 annual meeting is not expected to be held.) This Committee met twice in 1998. The current members of the Committee are Ms. Godwin and Mr. Wheelwright (Chairperson).

          Compensation Committee Interlocks and Insider Participation

   During 1998, there were no Executive Compensation Committee interlocks or other comparable relationships requiring disclosure under applicable rules of the Commission.

                       Compensation of Executive Officers

   The following sections of this Information Statement provide information concerning the compensation the Company paid to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers (collectively, the "Named Executives"), based on salary and incentive compensation for 1998, as of the end of 1998.

                           SUMMARY COMPENSATION TABLE

                          Annual Compensation (3)  Long Term Compensation (4)
                          ------------------------ --------------------------
Name and Principal                                      Options Granted       All Other
Position                  Year Salary (1)  Bonus            (number)          Comp (2)
------------------        ---- ---------- -------- -------------------------- ---------
Thomas H. Denig.........  1998  $432,697  $218,875           35,000            $65,837
 President and CEO        1997   359,686   285,340                0             47,696
                          1996   290,729   127,457          105,000             26,872

Robert J. Dingman.......  1998   225,587    79,310           12,000             31,150
 Senior Vice President,   1997   204,668   114,188                0             26,697
 Trus Joist MacMillan     1996   186,266    71,138           34,500             16,063

Randy W. Goruk..........  1998   232,060    81,776           12,000             31,989
 Senior Vice President,   1997   209,872   116,860                0             26,214
 Trus Joist MacMillan     1996   189,139    60,802           34,500             16,805

Valerie A. Heusinkveld..  1998   215,232    75,705           12,000             29,766
 Vice President, Finance  1997   194,270   109,230                0             24,272
 and Chief Financial      1996   176,472    56,842           34,500             15,864
 Officer

Patrick D. Smith........  1998   234,210    82,540           12,000             32,736
 Senior Vice President,   1997   211,039   122,858                0             26,450
 Trus Joist MacMillan     1996   190,411    61,612           34,500             18,344

--------
(1) Includes compensation reduction amounts that the Company contributes to the Profit Sharing Plan for the benefit of the Named Executive and cash profit sharing distributions.
(2) Includes contributions that the Company makes to defined contribution retirement plans other than compensation reduction amounts described in note (1). The amounts reported in each year in this column represent the contributions that became vested during such fiscal year without regard to the year in which the contributions were made.
(3) Columns for "Other Annual Compensation," "Restricted Stock Award(s)," "Securities Underlying Options SARs," and "LTIP Payouts" are excluded because the Company had no such compensation items or amounts. The Company makes available no special fringe benefits other than stock options to executive officers that are not made available to all full-time employees. As a matter of philosophy, the Company does not provide company cars, subsidized travel, club memberships or like perquisites to the executive officer group.
(4) As described below, as part of the LTIP (as defined below), the Company Board set stock ownership guidelines for certain key employees, including the Named Executives. Each participant was given the right to purchase shares of Common Stock directly from the Company at the prevailing market price at the time of the purchase. The Company agreed, at the election of each participant, to lend a portion of the purchase price of the shares of Common Stock purchased through full-recourse, interest bearing loans to the participant. In January 1997, the Company made loans to the executive officers in the amounts shown, which, in each case, is the largest amount outstanding since December 31, 1996, and is the amount of principal, including accrued but unpaid interest through December 31, 1998, outstanding on March 29, 1999: Mr. Denig, $113,298.18; Mr. Dingman, $239,729.78; Ms. Heusinkveld, $237,790.11; Mr. Smith, $239,729.78; Mr.
    Juday, $143,837.87; Mr. Olson, $143,837.87; Mr. Ware, $143,837.87; and Mr.
    Drury, $119,864.89. The loans mature in a lump sum on December 31, 2005, and interest accrues each year at a variable rate equal to the "applicable federal rate" (the "AFR") for January of that year. Because the purchase price of the Common Stock was the prevailing market price, and the interest rate on the loans is the AFR, the Company does not impute any income to the participants from the loans. As noted below, as a result of the Company entering into the Merger Agreement, a change of control occurred under the plan in which the loans were issued. See "Stock Options and the Long-Term Incentive Program" for more information.

                           Option Grants During 1998

                                       Individual Grants
                          --------------------------------------------
                          Stock Options      % of Total       Exercise  Expiration Grant Date
Name                       Granted (1)  Stock Options Granted Price (1)    Date     Value (2)
------------------------  ------------- --------------------- --------  ---------- ----------
Thomas H. Denig.........      35,000            11.4%         $27.625    5-27-08   $  447,300
Robert J. Dingman.......      12,000             3.9%          27.625    5-27-08      153,360
Randy W. Goruk..........      12,000             3.9%          27.625    5-27-08      153,360
Valerie A. Heusinkveld..      12,000             3.9%          27.625    5-27-08      153,360
Patrick D. Smith........      12,000             3.9%          27.625    5-27-08      153,360
Executive Officers as a
 Group..................     108,000            35.3%          27.625    5-27-08    1,380,240
All Other Employees.....     198,000            64.7%          27.625    5-27-08    2,530,440

--------
(1) The stock options vest 33 1/3% after one year, 66 2/3% after two years and 100% after three years. All unexercised stock options expire ten years after grant date. If an optionee stops being employed by the Company, all stock options, whether exercisable or not, are immediately forfeited, with certain exceptions. These exceptions are described in this Information Statement. All options vested as a result of the Company's entering into the Merger Agreement.
(2) The grant date value is determined by the modified Black-Scholes option pricing model. The Company used the following assumptions: grant date market value per share-$27.625; option price per share-$27.625; annual stock volatility-.32; risk-free rate of return-6.5%; dividend yield-$.22 per year; and, vesting adjustment-94% based on the term and vesting schedule described in note (1) above. The Company does not believe that any model can accurately determine the future value of an option because that value depends on future unpredictable factors. The future values realized may vary significantly from the values estimated by this or any other model. Please note that the ultimate value of the options, as well as the shares of stockholders, depends on actual future share values. Market conditions and the efforts of the directors, the officers and others to foster the future success of the Company can influence those future share values.

Aggregated Option Exercises in Fiscal 1998 and Fiscal 1998 Year-End Option Values

                                                     Number of      Value of
                                                    Unexercised   Unexercised
                                                   Stock Options  Stock Options
                                                    at Year End  at Year End (2)
                            Shares
                          Acquired on    Value     Exercisable/   Exercisable/
Name                       Exercise   Realized (1) Unexercisable Unexercisable
------------------------  ----------- ------------ ------------- --------------
Thomas H. Denig.........    24,040      $595,210       52,400      $  276,075
                                                      114,960       1,470,515
Robert J. Dingman.......       720        20,520       32,866         478,508
                                                       39,434         510,168
Randy W. Goruk..........       960        27,750       31,366         403,883
                                                       40,154         528,303
Valerie A. Heusinkveld..         0             0       26,146         308,949
                                                       39,134         502,162
Patrick D. Smith........     7,100       137,270       18,666         104,487
                                                       36,374         432,945

--------
(1) Value realized is the market value on date of exercise less exercise price. These amounts are subject to United States federal and state income taxation.
(2) Value of unexercised stock options at year end represents market value at year end less exercise price. It does not consider the volatility of the underlying stock, the vesting schedule of the stock options, or the risk of forfeiture.

   Stock Options and the Long-Term Incentive Program. The Executive Compensation Committee believes that stock ownership by management and employees is a major incentive in building stockholder value and aligning the interest of employees with those of the Company's stockholders. As a result, options are granted to persons much deeper in the organization than is typical in the industry. Other equity incentives, primarily in the form of discounted matching stock purchase programs, are available to employees who do not participate in the stock option program. Stock options are granted from stock option plans approved by stockholders. Generally, stock option grants are in the form of nonstatutory stock options.

   During the latter half of 1996, the Company implemented a new Long-Term Incentive Program (the "LTIP"). The primary reason for the new program was to link managers' goals and a significant portion of their compensation directly to stockholders' interests as stockholders. There were two core elements of this program:

  . Stock ownership by managers. Senior managers, including the Named Executives, are encouraged to own at least a minimum amount of the Company's stock to ensure that senior managers have a significant personal financial stake in the future of the Company. Mr. Denig has an ownership guideline of two times his base salary, while all other participants have a guideline of one times base salary. These guideline amounts increase to 2.5 for Mr. Denig and 1.5 for all other participants at the end of 1999. If an eligible manager does not meet the minimum ownership guideline, no additional stock options will be granted to that manager until the guideline is achieved. As a transition into the new program, eligible managers were given the opportunity to buy the number of shares equal to their individual ownership guideline amount from the Company at market price, with a long-term, full-recourse, interest-bearing, nine-year, recourse loan from the Company. Loans in the amounts indicated on page A-10 are outstanding to executive officers in connection with this program. The outstanding principal balance of each loan is reduced upon a "change of control" to the extent that it exceeds the net after-tax proceeds that the executive would have received if he or she had sold the shares purchased with the loans on the date of the change of control at a price equal to the average of the high and low trading prices for Common Shares on that day. For these purposes, the effective date of the Merger Agreement, November 23, 1999, was a change of control. However, no reduction in any loans actually occurred because the outstanding principal balance of each loan was less than such net after-tax proceeds on that date.

  . Annual grants of nonstatutory stock options with an exercise price equal to the fair market value of Common Shares on the date of grant ("FMV options"). The purpose in using FMV options is to reward participants for contributions to the Company's long-term success, measured primarily by increased stockholder value. These options encourage management to look for opportunities to increase the value of Common Shares, which will benefit all of the Company's stockholders. The new FMV options are exercisable 33 1/3% after one year, 66 2/3% after two years and 100% after three years. Any unexercised options expire ten years after the date of grant.

   If the employee ceases to be employed by the Company, all unexercised stock options, whether exercisable or not, are generally forfeited. However, the Company Board can accelerate the exercisability of stock options that have been outstanding at least three years at the time a manager stops being employed if the termination is a result of retirement at age fifty-five or older, death or permanent or total disability, or is involuntary but not for cause. The rate of acceleration is 100% of the eligible unvested stock options if the termination is a result of retirement at age fifty-five or older. The rate is 3% for each year of service for that employee in all other qualified terminations. In other words, the Company Board could allow a 20-year employee terminating prior to age fifty-five to exercise 60% of the otherwise unvested stock options that have been outstanding at least three years.

   All stock options that had not previously become exercisable became exercisable as a result of the Company's entering into the Merger Agreement.

Severance policy

   The Executive Compensation Committee determines the terms and conditions of any severance arrangements with the Company's executive officers and key management personnel on a case-by-case basis. The Executive Compensation Committee takes into account the officer's tenure with the Company and his or her responsibilities, duties, and contribution to the business and operations of the Company.

Change of control provisions

   During 1997, the Executive Compensation Committee of the Company Board and the full Company Board determined that appropriate steps should be taken so the Board could expect to receive and rely on loyal service and high standards of duty from executive officers and key employees regarding the best interests of the Company and the Company's stockholders in the event the Company was involved in an extraordinary transaction involving the possible sale or other disposition of all or a significant portion of the Company. These types of extraordinary transactions can be distracting and create significant personal uncertainties and risks, and can disrupt the availability of continued service from executives and key employees. As a result, the Company has entered into change of control employment agreements with each of the Named Executives and with the other key employees included in the LTIP.

   The change of control employment agreements provide for severance benefits only if both (1) a Change of Control (as defined in the change of control employment agreement) of the Company occurs and (2) the executive's employment is terminated under certain circumstances set forth in the change of control employment agreement. The purchase of Shares pursuant to the Offer will be a Change of Control for purposes of these change of control employment agreements. These change of control employment agreements have three-year terms, which terms extend for one year upon each anniversary unless a notice not to extend is given by the Company. If a Change of Control occurs during the term of a change of control employment agreement, then the change of control employment agreements become operative for a fixed three-year period. The change of control employment agreements provide generally that the executive's terms and conditions of employment (including position, location, compensation and benefits) will not be adversely changed during the three-year period after a Change of Control. If the Company terminates the executive's employment (other than for cause, death or disability) or if the executive terminates for good reason during the three-year period after a Change of Control (or upon certain terminations prior to a Change of Control or in connection with or in anticipation of a Change of Control), the executive generally is entitled to receive the following: (1) three times (a) the executive's annual base salary plus (b) the executive's annual bonus (as determined in the change of control employment agreements), (2) unpaid deferred compensation and vacation pay, and
(3) welfare benefits for three years. If the executive terminates employment for any reason during the 30-day period following the first anniversary of the Change of Control, the executive generally is entitled to receive the following: (1) two times (a) the executive's annual base salary plus (b) the executive's annual bonus (as determined in the change of control employment agreements), (2) unpaid deferred compensation and vacation pay, and (3) welfare benefits for two years. In addition, in each case, the executive is entitled to receive an additional payment, if any, in an amount sufficient to make the executive whole for any excise tax on excess parachute payments imposed under
Section 4999 of the Internal Revenue Code of 1986, as amended.

   The stock options described above under "Director Compensation--Stock Compensation" and the options and loans described above under "Compensation of Executive Officers--Stock Options and Long-Term Incentive Programs" also have change of control provisions, as described above.

   The execution of the Merger Agreement constitutes a "Change of Control" for the Company's stock options and loans and consummation of the Offer will constitute a "Change of Control" under the change of control employment agreements described above.

                       [GOLDMAN, SACHS & CO. LETTERHEAD]

                                          November 23, 1999

Board of Directors
TJ International, Inc.
200 East Mallard Drive
Boise, Idaho 83706

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of TJ International, Inc. (the "Company") of the $42.00 per Share in cash proposed to be paid by Sub (as defined below) in the Tender Offer and the Merger (as such terms are defined below) pursuant to the Agreement and Plan of Merger, dated as of November 23, 1999, among Weyerhaeuser Company ("Parent"), WTJ, Inc., a wholly-owned subsidiary of Parent ("Sub"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Sub will pay $42.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Sub will be merged into the Company (the "Merger") and each outstanding Share, other than Appraisal Shares, as defined in the Agreement, and other than Shares owned by the Company, Parent or Sub will be converted into the right to receive $42.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, including competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Parent and MacMillan Bloedel Ltd., which Parent recently acquired, from time to time, including having acted as co-managing underwriter of a public offering by Parent in October 1997 of $300 million of 6.95% debentures due in 2027 and may provide investment banking services to Parent in the future. Goldman, Sachs & Co. provides a full range of financial advisory and

Board of Directors
TJ International, Inc.
November 23, 1999
Page Two

securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Partnership Agreement (as defined in the Agreement); Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 2, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the Forest Products and Building Materials industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combinations with the Company. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with such transaction.

Board of Directors
TJ International, Inc.
November 23, 1999
Page Three

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $42.00 per Share in cash proposed to be paid by Sub in the Tender Offer and the Merger to the holders of the Shares is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
-------------------------------------
  (Goldman, Sachs & Co.)

                                 EXHIBIT INDEX

 Exhibit No.                            Description
 -----------                            -----------
 Exhibit 1   --Offer to Purchase, dated November 30, 1999.
 Exhibit 2   --Agreement and Plan of Merger, dated as of November 23, 1999, by and among Weyerhaeuser Company, WTJ, Inc. and TJ International,
               Inc.
 Exhibit 3   --Confidentiality Agreement dated November 16, 1999, between
               Weyerhaeuser Company and TJ International, Inc.
 Exhibit 4   --Letter to Stockholders, dated November 30, 1999.*
 Exhibit 5   --Joint Press Release issued by Weyerhaeuser Company and TJ
               International, Inc. dated November 23, 1999.
 Exhibit 6   --Opinion of Goldman, Sachs & Co., dated November 23, 1999.*
 Exhibit 7   --Amendment No. 1 to Rights Agreement, dated November 23, 1999, between TJ International, Inc. and First Chicago Trust Company
               of New York.

--------
* Included in copy of Statement mailed to stockholders.